Alan D. Feinsilver

109 North Post Oak Lane

Suite 520

Houston, Texas 77024

Tel (713) 266-1101

Fax (713) 785-5729

April 23, 2010

Mr. Richard Bergner Via Email and US Mail

Chairman of the Board

Equus Total Return, Inc.

8 Greenway Plaza, Suite 930

Houston, TX 77046

Dear Mr. Bergner:

This letter shall serve as notice of my resignation from the Board of Directors of Equus Total Return, Inc. effective immediately.

Very truly yours,

/s/ Alan D. Feinsilver
Alan D. Feinsilver Cc: Mr. Robert Robertson